SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2004
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|      Form 20-F         |_|     Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|      Yes               |X|      No

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated November 16, 2004.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Report with respect to the results of operations of the Registrant for the quarter ended September 30, 2004.

         Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant's consolidated audited financial statements for the quarter ended September 30, 2004.


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ELBIT SYSTEMS LTD.
                                          (Registrant)


                                          By: /s/ Ilan Pacholder
                                              ----------------------------------
                                              Name:  Ilan Pacholder
                                              Title: Corporate Secretary

Dated:  November 16, 2004

                                  EXHIBIT INDEX


    Exhibit No.            Description

    1. Press release dated November 16, 2004.

    2. Management report.

    3. Financial statements

                                    EXHIBIT 1

[GRAPHIC OMITTED]

                                                                EARNINGS RELEASE
                                                                ----------------


                ELBIT SYSTEMS REPORTS THIRD QUARTER 2004 RESULTS
                ------------------------------------------------

                BACKLOG OF ORDERS REACHES A RECORD $1.96 BILLION
  REVENUES INCREASE TO $223.8 MILLION FROM $214.3 MILLION IN THE THIRD QUARTER
     LAST YEAR NET PROFIT INCREASES TO $13.7 MILLION FROM $12.0 MILLION IN
           THE THIRD QUARTER LAST YEAR EARNINGS PER SHARE INCREASE TO
                $0.33 FROM $0.30 IN THE THIRD QUARTER LAST YEAR

HAIFA,  ISRAEL,  NOVEMBER 16, 2004 - ELBIT SYSTEMS LTD. (THE "COMPANY") (NASDAQ:
ESLT), the international defense company, today reported its consolidated results for the third quarter ended September 30, 2004.

CONSOLIDATED REVENUES FOR THE THIRD QUARTER OF 2004 increased by 4.5% to $223.8 million from $214.3 million in the corresponding quarter in 2003.

CONSOLIDATED REVENUES FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 increased by 5.3% to $669.2 million from $635.2 million in the same period in 2003.

CONSOLIDATED NET INCOME FOR THE THIRD QUARTER OF 2004 increased by 14.2% to $13.7 million (6.1% of revenues), from $12.0 million (5.6% of revenues) in the same period in 2003. Diluted earnings per share ("EPS") for the third quarter of 2004 was $0.33 as compared with $0.30 for the third quarter of 2003.

The Company's financial results in the reported periods were effected by the changes in the Company's share price during the reported periods, due to the non-cash effect related to the employees "phantom" option plan.

Excluding the phantom option plan effect, net income in the third quarter of 2004 was $14.1 million (6.3% of revenues), and the diluted EPS was $0.34, as compared to net income of $9.6 million (4.5% of revenues) and diluted EPS of $0.24 in the third quarter of 2003.

CONSOLIDATED NET INCOME FOR THE FIRST NINE MONTHS OF 2004 was $37.7 million (5.6% of revenues), as compared with $33.5 million (5.3% of revenues) for the same period in 2003.

DILUTED EPS FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2004 was $0.92, as compared with $0.83 for the corresponding period in 2003.

Excluding the phantom option plan effect, net income in the first nine months of 2004 was $41.1 million (6.1% of revenues), and the diluted EPS was $1.00, as compared to net income of $36.2 million (5.7% of revenues) and diluted EPS of $0.90 in the first nine months of 2003.

GROSS PROFIT FOR THE THIRD QUARTER OF 2004 was $61.5 million (27.5% of revenues), as compared with gross profit of $57.1 million (26.7% of revenues) in the third quarter of 2003.

Excluding the effect of the Company's phantom option plan, gross profit in the quarter ended September 30, 2004 was $61.8 million, or 27.6% of revenues, as compared with $55.5 million, or 25.9% of revenues in the quarter ended September 30, 2003.

GROSS PROFIT FOR THE FIRST NINE MONTHS OF 2004 was $177.0 million (26.4% of revenues) as compared with $171.2 million (26.9% of revenues) during the same period in 2003.

Excluding the Company's phantom option plan effect, gross profit for the nine-month period ended September 30, 2004 was $179.2 million, or 26.8% of revenues, as compared with $173.0 million, or 27.2% of revenues in the nine-month period ended September 30, 2003.

BACKLOG OF ORDERS AS OF SEPTEMBER 30, 2004 reached $1,958 million, as compared with $1,752 million at the end of 2003. 66% of the backlog relates to orders outside of Israel, and approximately 53% of the Company's backlog as of September 30, 2004 is scheduled to be performed over the fourth quarter of 2004 and during the year 2005.

Joseph Ackerman, President and CEO of Elbit Systems, commented: "We are pleased with our third quarter results, which showed increased revenues and better margins than last year. The continued organic growth of our Company, coupled with yet another record backlog of firm orders, are the successful result of our work plan and investments made in our growth engines, for which we are seeing growing demand. We continue to be committed to investing in the development of new technologies and markets, and to maintaining high quality employees, with the aim of ensuring the Company's continued stability and growth in revenues and profitability ."

The Board of Directors declared a dividend of $0.13 per share for the third quarter of 2004. The record date of the dividend is November 30, 2004 and the dividend will be paid on December 13, 2004, net of taxes and levies at the rate of 20.58%.

CONFERENCE CALL

Elbit Systems will host a conference call today, TUESDAY, NOVEMBER 16, 2004 at 10:30 AM ET. To take part in the conference call, please dial 1-866-500-4953 (U.S.), 0800-917-4256 (U.K.) or +972-3-925-5910 (International and Israel) a few
minutes before 10:30 AM EST.

This call will also be broadcasted live on: WWW.ELBITSYSTEMS.COM. An online replay will be available, immediately following the call.


ABOUT ELBIT SYSTEMS
-------------------


Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.


For more about Elbit Systems, please visit our website at  www.elbitsystems.com

CONTACTS

Company contact                                           IR Contacts
---------------                                           -----------
Ilan Pacholder, Corporate Secretary and                   Ehud Helft/Kenny Green
VP Finance & Capital Markets
ELBIT SYSTEMS LTD.                                        GK INTERNATIONAL
Tel:  972-4  831-6632                                     Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                     Fax: 972-3-607-4711
pacholder@elbit.co.il                                     ehud@gk-biz.com
---------------------                                     ---------------
                                                          kenny@gk-biz.com
                                                          ----------------

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


                                TABLES TO FOLLOW

                               ELBIT SYSTEMS LTD.
                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
                           (In thousand of US Dollars)


                                                                        September 30          December 31
                                                                            2004                  2003
                                                                      -----------------      ---------------
                                                                         Unaudited               Audited
ASSETS
------

Current Assets:
Cash and short term deposits                                                     60,277               76,846
Trade receivable and others                                                     231,021              251,644
Inventories, net of advances                                                    267,652              249,225
                                                                      -----------------      ---------------
Total current assets                                                            558,950              577,715

Affiliated Companies & other Investments                                         38,261               38,223
Long-term receivables & others                                                   79,772               78,565
Fixed Assets, net                                                               233,686              229,221
Other Assets, net                                                                96,189              100,012
                                                                      -----------------      ---------------
                                                                              1,006,858            1,023,736
                                                                      =================      ===============


LIABILITIES AND SHAREHOLDER'S EQUITY
------------------------------------

Current liabilities                                                             383,264              378,731
Long-term liabilities                                                           198,204              188,811
Minority Interest                                                                 3,699                4,115
Shareholder's equity                                                            421,691              452,079
                                                                      -----------------      ---------------
                                                                              1,006,858            1,023,736
                                                                      =================      ===============


                               ELBIT SYSTEMS LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
            (In thousand of US Dollars, except for per share amounts)


                                                       Nine Months Ended         Three Months Ended        For the Year
                                                         September 30               September 30              Ended
                                                                                                           December 31
                                                       2004         2003         2004          2003             2003
                                                     ----------   ----------   ----------    ----------    --------------
                                                            Unaudited                  Unaudited               Audited

Revenues                                                669,150      635,223      223,833       214,275           897,980
Cost of revenues                                        492,198      464,062      162,319       157,129           672,712
                                                     ----------   ----------   ----------    ----------    --------------
  Gross Profit                                          176,952      171,161       61,514        57,146           225,268

Research and development, net                            43,639       43,006       16,518        14,518            54,919
Marketing and selling                                    50,932       50,696       15,488        15,573            69,943
General and administrative                               35,307       33,924       12,103        11,035            46,077
                                                     ----------   ----------   ----------    ----------    --------------
Total operating expenses                                129,878      127,626       44,109        41,126           170,939
                                                     ----------   ----------   ----------    ----------    --------------

Operating income                                         47,074       43,535       17,405        16,020            54,329

Financial expenses, net                                 (2,878)      (3,467)      (1,577)         (161)           (4,870)
Other income (expenses), net                               (61)        (488)           23         (708)                54
                                                     ----------   ----------   ----------    ----------    --------------
  Income before income taxes                             44,135       39,580       15,851        15,151            49,513
Provisions for income taxes                              11,432       10,502        4,031         3,900            11,334
                                                     ----------   ----------   ----------    ----------    --------------
                                                         32,703       29,078       11,820        11,251            38,179

Company's share of partnerships and affiliated
Companies income, net                                     4,585        3,938        1,616           989             7,209
Minority rights                                             458          456          271         (234)               557
                                                     ----------   ----------   ----------    ----------    --------------
  Net income                                             37,746       33,472       13,707        12,006            45,945
                                                     ==========   ==========   ==========    ==========    ==============
Earnings per share
  Basic Earnings per share                                 0.95         0.86         0.34          0.31              1.18
                                                     ==========   ==========   ==========    ==========    ==============

  Diluted earnings per share                               0.92         0.83         0.33          0.30              1.14
                                                     ==========   ==========   ==========    ==========    ==============


                                    EXHIBIT 2


                               Elbit Systems Ltd.
                               Management's Report
          For The Three and Nine-Month Period Ended September 30, 2004


         This report should be read together with the unaudited financial statements of Elbit Systems Ltd. ("Elbit Systems" or the "Company") and together with its subsidiaries (the "Group") for the quarter ended September 30, 2004, the Company's audited consolidated financial statements and related notes for the year ended December 31, 2003, the Company's management report for the year ended December 31, 2003 and the Company's Form 20-F for the year ended December 31, 2003, filed by the Company with the U.S. Securities and Exchange Commission and with the Israeli Securities Authority.

         Forward looking statements with respect to the Company's business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission.


A.       Executive Overview

         Business Description

         Elbit Systems is engaged in projects involving the design, development, manufacture and integration of advanced integrated defense systems, electronic systems, electro-optic systems and products and software intensive programs and products for the defense and homeland security sectors. In addition, the Company operates in the area of upgrading existing airborne, land and naval defense platforms and provides support services for such platforms, systems and products.

         The Company is involved in leading projects in Israel and worldwide, in areas such as air, land and naval Command, Control, Communication, Computers, Intelligence, Surveillance and Reconnaissance ("C4ISR") systems, digital maps, night vision systems, pilot helmet mounted systems, display and data processing systems, unmanned air vehicles ("UAVs"), computerized simulators, communication systems, thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optic communication systems, surveillance products and systems, electric drive systems and products and systems for Homeland Defense.

         The Company provides logistic support services, including operation of pilot training services and aircraft maintenance services for the Israeli Air Force on a private financing initiative ("PFI") basis. Several of the Group's companies also provide advanced engineering and manufacturing services to various customers, utilizing their significant manufacturing capabilities. The Company often cooperates with industries in Israel and in various other countries.

         The Company tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer's individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Company provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

         The Company operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology.


         Recent Events

         o On August 10, 2004, the Company announced that Vision Systems International, LLC ("VSI"), Elbit Systems' joint venture with Rockwell Collins, was awarded a $75.6 million contract for over 300 Joint Helmet Mounted Cueing Systems ("JHMCS") from the Boeing Company. This award is the first Full Rate Production ("FRP") of "JHMCS" following four Low Rate Initial Production ("LRIP") lot deliveries.

         o On August 31, 2004, a subsidiary of EFW Inc., the Company's wholly-owned U.S. subsidiary, acquired most of the assets of Computer Instruments Corporation Inc. of Westbury, New York for a price of approximately $2 million. The acquired assets relate to the design and manufacture of aviation pressure transducers, air data probes and air data computers. EFW is in the process of moving the operations of the acquired assets to one of its manufacturing facilities in the United States.

         o On September 29, 2004, the Israeli Parliament approved the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the "Amendment") which reduces the corporate tax rate from 36% to 35% in 2004 and to a rate of 30% in 2007 progressively. Accordingly, the Company recorded the effect of the change in the tax rate in the third quarter of 2004. The adoption of the Amendment did not have a material effect on the Company's financial statements.

         o On November 8, 2004, the Company announced that it was awarded a contract in an amount of approximately $300 million by the Israeli Ministry of Defense to supply advanced systems. The contract will be performed over a multi-year period. Elbit Systems will supply under this contract airborne systems, command and control systems, logistic support and training. The contract includes integration of various systems, part of whose purpose includes providing advanced solutions in the area of homeland security.

         o On November 8, 2004, the Company's Annual General Meeting of Shareholders approved various modifications to the Company's Articles of Association, which modifications were described in the Proxy Statement filed by the Company with the U.S. Securities and Exchange Association and the Israel Securities Authority on October 18, 2004.

         o On November 10, 2004, the Company announced that it was awarded, in cooperation with the Romanian aircraft manufacturer Avioane Craiova, a $43 million contract from the Romanian Defense Ministry to supply eight IAR-99 lead-in trainer aircraft, to be executed over a period of approximately three years. As part of the contract, the Company will supply an advanced avionics package which will contribute to savings in pilot training costs and also ACTS, an Advanced Combat Training System, which will aid pilot training and the transition to upgraded MiG-21 aircraft and other future fighters.

         Financial Highlights

         The Company's revenues increased by 4.5% and reached $223.8 million in the third quarter of 2004, as compared to $214.3 million in the third quarter of 2003.

         Net earnings in the third quarter of 2004 were $13.7 million and the diluted earnings per share ("EPS") were $0.33, as compared to $12.0 million and $0.30 in the third quarter of 2003. Excluding the phantom option plan non-cash expenses, net earnings in the quarter ended September 30, 2004 were $14.1 million, and EPS was $0.34, as compared to $9.6 million and $0.24 in the third quarter of 2003.

         The Company's backlog as of September 30, 2004 reached $1.96 billion, as compared to $1.75 billion as of December 31, 2003.

         The Company's cash flow generated from operations in the nine-month period ended September 30, 2004 was $85.4 million, as compared to $12.7 million in the nine-month period ended September 30, 2003.

         During  the  third  quarter  of  2004,   the  Company   distributed  an
         extraordinary dividend of $1.80 per share.

         The Board of Directors declared a dividend of $0.13 per share for the third quarter of 2004.

B.       Backlog of Orders

         The Company's backlog of orders as of September 30, 2004 reached $1,958 million, of which 66% were for orders outside Israel. The Company's backlog as of December 31, 2003 was $1,752 million, of which 63% were for orders outside Israel.

         Approximately 53% of the Company's backlog as of September 30, 2004 is scheduled to be performed in the last quarter of 2004 and during 2005. The majority of the 47% balance is scheduled to be performed in 2006 and 2007.

C.       Critical Accounting Policies and Estimates

         The Company's significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2003 and in Note 2 to the unaudited consolidated financial statements for the quarter ended September 30, 2004. See also the Company's management report for the year ended December 31, 2003.

D.       Sarbanes-Oxley Act

         According to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, the Company is required to include in its annual report for 2005 an assessment, as of the end of the fiscal year, of the effectiveness of its internal controls over financial reporting.

         During 2003 and the first three quarters of 2004, the Company took steps to assure compliance of its documentation and internal controls over financial reporting with the guidelines stipulated in the Sarbanes-Oxley Act. The Company plans to continue with these steps during the remainder of 2004 and 2005.

E.       New Accounting Standards

         The significant accounting policies applied in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements except as follows:

         In January 2003, the Financial Accounting Standard Board ("FASB") issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that arose. FIN 46 provides a new framework for identifying Variable Interest Entities ("VIEs") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in the activities of the company's financial statements. The provisions of FIN 46 were adopted as of March 31, 2004. The adoption of FIN 46 did not have a significant effect on the Company's financial statements.

F.       Employee Stock Option Plan

         The change in the Company's share price affected the Company's financial results due to the impact of the employee stock option plan adopted in 2000. The plan is comprised of options for 5 million shares, divided into options to purchase up to 2.5 million shares and an additional 2.5 million "phantom" options. The phantom options grant the option holders a number of shares corresponding to the benefit component of the options exercised, as calculated on the exercise date, in consideration for their par value only, and are considered as a variable option plan. The actual number of options granted as of September 30, 2004 was approximately 4.8 million, and the number of outstanding options was approximately 2.5 million.

         Under U.S. GAAP, the total compensation is computed periodically according to the change in the share price and amortized as compensation expense, or income, based on the vesting period of the options. The amount of the net expense related to the "phantom" stock option compensation in the third quarter of 2004 was approximately $0.4 million, and approximately $3.3 million for the three quarters ended September 30, 2004 (see the Non-U.S. GAAP disclosure below).

I.       Summary of Financial Results

         The following table sets forth the reported consolidated statements of operations of the Company for the three and nine-month periods ended September 30, 2004 and September 30, 2003.

                                                    For the nine months ended                  For the three months ended
                                                          September 30                                 September 30
                                           ------------------------------------------    ------------------------------------------
                                                    2004                   2003                  2004                   2003
                                           -------------------    -------------------    -------------------    -------------------
                                              $            %         $            %         $            %         $            %
                                           -------       -----    -------       -----    -------       -----    -------       -----
                                                               (In thousands of U.S. dollars except per share data)
Total revenues                             669,150       100.0    635,223       100.0    223,833       100.0    214,275       100.0

Cost of revenues                           492,198        73.6    464,062        73.1    162,319        72.5    157,129        73.3
                                           -------       -----    -------       -----    -------       -----    -------       -----

Gross profit                               176,952        26.4    171,161        26.9     61,514        27.5     57,146        26.7
Research and development
expenses, net                               43,639         6.5     43,006         6.8     16,518         7.4     14,518         6.8

Marketing and selling expenses              50,932         7.6     50,696         8.0     15,488         6.9     15,573         7.3

General and administrative expenses         35,307         5.3     33,924         5.3     12,103         5.4     11,035         5.1
                                           -------       -----    -------       -----    -------       -----    -------       -----
                                           129,878        19.4    127,626        20.1     44,109        19.7     41,126        19.2
                                           -------       -----    -------       -----    -------       -----    -------       -----

Operating  income                           47,074         7.0     43,535         6.9     17,405         7.8     16,020         7.5

Finance expenses, net                       (2,878)       (0.4)    (3,467)       (0.5)    (1,577)       (0.7)      (161)       (0.1)

Other income (expenses), net                   (61)        0.0       (488)       (0.1)        23         0.0       (708)       (0.3)
                                           -------       -----    -------       -----    -------       -----    -------       -----
Income before income taxes                  44,135         6.6     39,580         6.3     15,851         7.1     15,151         7.0

Taxes on income                             11,432         1.7     10,502         1.7      4,031         1.8      3,900         1.8
                                           -------       -----    -------       -----    -------       -----    -------       -----
                                            32,703         4.9     29,078         4.6     11,820         5.3     11,251         5.2

Minority interest in losses (earnings)
of subsidiaries                                458         0.1        456         0.1        271         0.1       (234)       (0.1)
Equity in net earnings of affiliated
companies and partnerships                   4,585         0.7      3,938         0.6      1,616         0.7        989         0.5
                                           -------       -----    -------       -----    -------       -----    -------       -----
Net earnings                                37,746         5.6     33,472         5.3     13,707         6.1     12,006         5.6
                                           =======       =====    =======       =====    =======       =====    =======       =====

Diluted net earnings per share                0.92                   0.83                   0.33                  0.30
                                              ====                   ====                   ====                  ====

         Non -U.S. GAAP Disclosure

         The Company records non-cash expenses related to its employees option plans, consisting mainly of expenses related to the "phantom" share option plan (See Note 17C to the audited consolidated financial statements for the year ended December 31, 2003). The "phantom" plan expenses are calculated based on the vesting period and the exercise price (set on the date of the options grant) and the Company share price at the end of each period and are not affected directly from the results of operations or the condition of the Company. Accordingly, abnormal costs have been reported due to significant changes in the Company's share price.

         The Company believes that the non-cash expenses (income) related to the
         employees'   option  plans,  do  not  reflect  properly  the  Company's performance on a period-to-period basis.

         The following table sets forth the Company's results of operations excluding the effect of the Company's "Phantom" share option plan, reflecting the manner in which the Company's management evaluates its results of operations.

                                                       For the nine months                  For the three months
                                                        ended September 30                   ended September 30
                                              ------------------------------------   ------------------------------------
                                                     2004              2003                2004              2003
                                              -----------------  -----------------   ----------------   -----------------
                                                 $           %     $            %       $         %       $            %
                                              -------      ----  -------      ----   ------      ----   ------       ----
                                                         (In thousands of U.S. dollars except per share data)
Gross profit as reported                      176,952      26.4  171,161      26.9   61,514      27.5   57,146       26.7

Non-cash expense (income) related to
phantom plan                                    2,295       0.4    1,863       0.3      239       0.1   (1,669)      (0.8)
                                              -------      ----  -------      ----   ------      ----   ------       ----
Gross profit excluding phantom plan effect
in 2004 and 2003                              179,247      26.8  173,024      27.2   61,753      27.6   55,477       25.9
                                              =======      ====  =======      ====   ======      ====   ======       ====

Operating  profit as reported                  47,074       7.0   43,535       6.9   17,405       7.8   16,020        7.5

Non-cash expense (income) related to
phantom plan                                    4,173       0.7    3,387       0.5      434       0.2   (3,034)      (1.4)
                                              -------      ----  -------      ----   ------      ----   ------       ----

Operating profit excluding phantom  plan       51,247       7.7   46,922       7.4   17,839       8.0   12,986        6.1
                                              =======      ====  =======      ====   ======      ====   ======       ====

Net earnings as reported                       37,746       5.6   33,472       5.3   13,708       6.1   12,006        5.6

Non-cash expense (income) related to
phantom plan                                    3,339       0.5    2,710       0.4      347       0.2   (2,427)      (1.1)
                                              -------      ----  -------      ----   ------      ----   ------       ----

Net earnings excluding phantom plan effect     41,085       6.1   36,182       5.7   14,055       6.3    9,579        4.5
                                              =======      ====  =======      ====   ======      ====   ======       ====

Diluted net earnings per share as reported       0.92               0.83               0.33              0.30

Diluted net earnings per share excluding
phantom plan effect                              1.00               0.90               0.34              0.24
                                              =======            =======             ======             ======

         Revenues

         Three Months Ended on September 30, 2004, Compared to Three Months Ended on September 30, 2003

         The consolidated revenues increased by 4.5% from $214.3 million in the third quarter of 2003 to $223.8 million in the third quarter of 2004.

         The following table sets forth the Company's revenue distribution by areas of operation:

                                                                   Three-Month Period ended
                                                         --------------------------------------------
                                                         September 30, 2004        September 30, 2003
                                                         ------------------        ------------------
                                                         $ millions      %         $ millions       %
         Airborne systems                                 97.2         43.4        103.6         48.3
         Land systems                                     46.3         20.7         42.6         19.9
         C4I systems                                      36.2         16.2         30.8         14.4
         Electro-optics                                   29.7         13.3         24.4         11.4
         Other  (mainly non-defense engineering
         and production services)                         14.4          6.4         12.9          6.0
                                                         -----        -----        -----        -----
         Total                                           223.8        100.0        214.3        100.0
                                                         =====        =====        =====        =====


         The following table sets forth the Company's distribution of revenues by geographic regions:


                                             Three-Month Period ended
                                  --------------------------------------------
                                  September 30, 2004         September 30, 2003
                                  ------------------        ------------------
                                  $ millions     %          $ millions     %

         Israel                    52.9         23.7         74.5         34.8
         United States             91.5         40.9         85.1         39.7
         Europe                    29.2         13.0         22.7         10.6
         Other countries           50.2         22.4         32.0         14.9
                                  -----        -----        -----        -----
         Total                    223.8        100.0        214.3        100.0
                                  =====        =====        =====        =====

         The Company's sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company's revenues is subject to governmental budgetary constraints.

         Nine Months Ended on September 30, 2004, Compared to Nine Months Ended on September 30, 2003

         The Company's consolidated revenues increased by 5.3%, from $635.2 million in the nine months ended September 30, 2003, to $669.2 million in the nine months ended September 30, 2004.

         The following table sets forth the Company's revenue distribution by areas of operation:

                                                                        Nine-Month Period ended
                                                             --------------------------------------------
                                                             September 30, 2004        September 30, 2003
                                                             ------------------        ------------------
                                                             $ millions     %          $ millions      %
         Airborne systems                                    284.5         42.5        304.8         48.0
         Land systems                                        154.0         23.0        118.4         18.6
         C4I systems                                          93.5         14.0         95.4         15.0
         Electro-optics                                       98.9         14.8         79.1         12.5
         Other  (mainly non-defense engineering and
         production services)                                 38.2          5.7         37.5          5.9
                                                             -----        -----        -----        -----
         Total                                               669.2        100.0        635.2        100.0
                                                             =====        =====        =====        =====



         The decrease in the airborne systems sales was mainly a result of completion of certain upgrade programs and a temporary reduction of commercial avionics systems.

         The increase in the land systems revenues of approximately 30% was mainly due to revenues from various fire control systems sold for new land systems projects, the M-60 project in Europe and the Bradley project in the U.S..

         The following table sets forth the Company's distribution of revenues by geographic regions:

                                               Nine-Month Period ended
                                  --------------------------------------------
                                  September 30, 2004        September 30, 2003
                                  ------------------        ------------------
                                  $ millions     %          $ millions      %
         Israel                   163.4         24.4        186.3         29.3
         United States            258.2         38.6        244.7         38.5
         Europe                    94.9         14.2         71.7         11.3
         Other countries          152.7         22.8        132.5         20.9
                                  -----        -----        -----        -----
         Total                    669.2        100.0        635.2        100.0
                                  =====        =====        =====        =====

         Revenues from sales to Europe increased by 32%, from $71.7 million to $94.9 million. The increase derived mainly from sales of Night Sight products and the M-60 project.

         Gross Profit

         The Company's gross profit represents the aggregate results of the Company's activities and projects and is based on the mix of programs in which the Company is engaged during the reported period.

         Three Months Ended on September 30, 2004, Compared to Three Months Ended on September 30, 2003

         Reported gross profit in the quarter ended September 30, 2004 was $61.5 million as compared to $57.1 million in the quarter ended September 30, 2003. The reported gross profit margin in the third quarter of 2003 was 27.5% as compared to 26.7% in the same period last year.

         The Company's cost of goods sold in the third quarter of 2004 included $0.2 million in non-cash expenses resulting from its phantom option plan, as compared to income of $1.7 million in the third quarter of 2003.

         Excluding non-cash expenses related to the Company's phantom option compensation costs, gross profit in the quarter ended September 30, 2004 was $61.8 million, or 27.6% of revenues, as compared to $55.5 million, or 25.9% of revenues in the quarter ended September 30, 2003.

         Nine Months Ended on September 30, 2004, Compared to Nine Months Ended on September 30, 2003

         Reported gross profit in the nine months ended September 30, 2004 was $177.0 million as compared to $171.2 million in the nine months ended September 30, 2003. The reported gross profit margin in the nine months ended September 30, 2004 was 26.4% as compared to 26.9% in the corresponding period of the previous year.

         The Company's cost of goods sold in the nine months ended September 30, 2004 included $2.3 million in non-cash expenses resulting from its phantom option plan, as compared to $1.9 million in the nine months ended September 30, 2003.

         Excluding non-cash expenses related to the Company's phantom option, gross profit in the nine months ended September 30, 2004 was $179.2 million, or 26.8% of revenues, as compared to gross profit of $173.0 million, or 27.2% of revenues in the nine months ended September 30, 2003.

         Research and Development ("R&D")

         The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

         The Company's R&D activities in the reported period were in accordance with its plans. Some of these activities are coordinated with, and partially funded by, third parties, including the Israeli Ministry of Defense ("IMOD") and the Office of the Chief Scientist ("OCS"). These programs were mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors.

         Three Months Ended on September 30, 2004, Compared to Three Months Ended on September 30, 2003

         Gross R&D expenses in the quarter ended September 30, 2004 totaled $21.3 million (9.5% of revenues), as compared to $16.2 million (7.6% of revenues) in the quarter ended September 30, 2003.

         Net R&D expenses (after deduction of the OCS and other participations) in the quarter ended September 30, 2004 totaled $16.5 million (7.4% of revenues), as compared to $14.5 million (6.8% of revenues) in the third quarter of 2003.

         Nine Months Ended on September 30, 2004, Compared to Nine Months Ended on September 30, 2003

         Gross R&D expenses in the nine months ended September 30, 2004 totaled $54.1 million (8.1% of revenues), as compared to $47.1 million (7.4% of revenues) in the nine months ended September 30, 2003.

         Net R&D expenses (after deduction of the OCS and other participations) in the nine months ended September 30, 2004 totaled $43.6 million (6.5% of revenues), as compared to $43.0 million (6.8% of revenues) in the nine months ended September 30, 2003.

         Marketing and Selling Expenses

         The Company maintains its activities in developing new markets and pursues various business opportunities according to the Company's plans.

         Three Months Ended on September 30, 2004, Compared to Three Months Ended on September 30, 2003

         Marketing and selling expenses in the quarter ended September 30, 2004 were $15.5 million (6.9% of revenues), as compared to $15.6 million (7.3% of revenues) in the quarter ended September 30, 2003.

         Nine Months Ended on September 30, 2004, Compared to Nine Months Ended on September 30, 2003

         Marketing and selling expenses in the nine months ended September 30, 2004 were $50.9 million (7.6% of revenues), as compared to $50.7 million (8.0% of revenues) in the nine months ended September 30, 2003.

         General and Administrative ("G&A") Expenses

         Three Months Ended on September 30, 2004, Compared to Three Months Ended on September 30, 2003

         G&A expenses were $12.1 million (5.4% of revenues) in the quarter ended September 30, 2004, as compared to $11.0 million (5.1 % of revenues) in the quarter ended September 30, 2003.

         Excluding the phantom option plan non-cash expenses, G&A expenses in the three months ended September 30, 2004 were $12.0 million (5.4% of revenues), as compared to $11.8 million (5.5% of revenues) in the three months ended September 30, 2003.

         Nine Months Ended on September 30, 2004, Compared to Nine Months Ended on September 30, 2003

         G&A expenses were $35.3 million (5.3% of revenues) in the nine months ended September 30, 2004, as compared to $33.9 million (5.3% of revenues) in the nine months ended September 30, 2003.

         Excluding the phantom option plan non-cash expenses, G&A expenses in the nine months ended September 30, 2004 were $34.3 million (5.1% of revenues), as compared to $33.1 million (5.2% of revenues) in the nine months ended September 30, 2003.

         Operating Profit

         Three Months Ended on September 30, 2004, Compared to Three Months Ended on September 30, 2003

         As a result of all of the above, reported operating profit in the quarter ended September 30, 2004 was $17.4 million (7.8% of revenues), as compared to $16.0 million (7.5% of revenues) in the quarter ended September 30, 2003.

         During the third quarter of 2004, the Company's operating profit included $0.4 million in non-cash expense associated with the Company's phantom option plan, as compared to an income of $3.0 million in the third quarter of 2003.

         Excluding phantom share compensation costs in 2004, operating profit totaled $17.8 million (8.0% of revenues) in the quarter ended September 30, 2004, as compared to $13.0 million (6.1% of revenues) in the quarter ended September 30, 2003.

         Nine Months Ended on September 30, 2004, Compared to Nine Months Ended on September 30, 2003

         As a result of all of the above, reported operating profit in the nine months ended September 30, 2004 was $47.1 million (7.0% of revenues), as compared to $43.5 million (6.9% of revenues) in the nine months ended September 30, 2003.

         For the nine months ended September 30, 2004, the Company's operating profit included $4.2 million in non-cash expenses associated with the Company's phantom option plan, as compared to $3.4 million in the nine months ended September 30, 2003.

         Excluding phantom share compensation costs, operating profit totaled $51.2 million (7.7% of revenues) in the nine months ended September 30, 2004, as compared to $46.9 million (7.4% of revenues) in the nine-month period ended September 30, 2003.

         Finance Expense (Net)

         Three Months Ended on September 30, 2003, Compared to Three Months Ended on September 30, 2002

         Net finance expense in the quarter ended September 30, 2004 was $1.6 million (0.7% of revenues), as compared to $0.2 million (0.1% of revenues) in the quarter ended September 30, 2003.

         The increase in the net finance expense resulted from exchange rate differences in the third quarter of 2004, as well as from the finance income recognized in the third quarter of 2003.

         Nine Months Ended on September 30, 2004, Compared to Nine Months Ended on September 30, 2003

         Net finance expense in the nine months ended September 30, 2004 was $2.9 million (0.4% of revenues), as compared to $3.5 million (0.5% of revenues) in the nine months ended September 30, 2003.

         Taxes on Income

         The Company's tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. The changes in the effective tax rate are attributable to the mix of the tax rates in the various tax jurisdictions in which the Group's companies generating the taxable income operate.

         Three Months Ended on September 30, 2004, Compared to Three Months Ended on September 30, 2003

         Provision for taxes in the quarter ended September 30, 2004 was $4.0 million (effective tax rate of 25.4%), as compared to a provision for taxes of $3.9 million (effective tax rate of 25.7%) in the quarter ended September 30, 2003.

         Nine Months Ended on September 30, 2004, Compared to Nine Months Ended on September 30, 2003

         Provision for taxes in the nine months ended September 30, 2004 was $11.4 million (effective tax rate of 25.9%), as compared to a provision for taxes of $10.5 million (effective tax rate of 26.5%) in the nine months ended September 30, 2003.

         Company's Share in Earnings of Affiliated Companies and Partnerships

         The companies and partnerships, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas to the Company's core business activities, including electro-optics and airborne systems. The Company believes that its affiliates will continue to contribute significantly to the Company's earnings.

         Three Months Ended on September 30, 2004, Compared to Three Months Ended on September 30, 2003

         In the third quarter of 2004 the Company had net income of $1.6 million from its share in earnings of affiliated companies and partnerships, as compared to $1.0 million in the third quarter of 2003.

         Nine Months Ended on September 30, 2004, Compared to Nine Months Ended on September 30, 2003

         In the nine months ended September 30, 2004 the Company had net income of $4.6 million from its share in earnings of affiliated companies and partnerships, as compared to $3.9 million in the nine months ended September 30, 2003.

         Net Earnings and Earnings per Share ("EPS")

         Three Months Ended on September 30, 2004, Compared to Three Months Ended on September 30, 2003

         Reported net earnings in the quarter ended September 30, 2004 were $13.7 million (6.1% of revenues), as compared to reported net earnings of $12.0 million (5.6% of revenues) in the quarter ended September 30, 2003. Diluted EPS in the quarter ended September 30, 2004 was $0.33, as compared to $0.30 in the quarter ended September 30, 2003.

         Excluding the phantom option plan non-cash expenses in 2004, net earnings in the quarter ended September 30, 2003 were $14.1 million (6.3% of revenues) and the EPS was $0.34, as compared to $9.6 million (4.5% of revenues), and an EPS of $0.24 in the quarter ended September 30, 2003.

         The number of shares used for computation of diluted EPS in the quarter ended September 30, 2004 was 41,161 thousand shares, as compared to 40,406 thousand shares in the quarter ended September 30, 2003. The increase in the number of shares used for computation of diluted EPS was due mainly to exercise of options by employees during the period.

         Nine Months Ended on September 30, 2004, Compared to Nine Months Ended on September 30, 2003

         Reported net earnings in the nine months ended September 30, 2004 were $37.7 million (5.6% of revenues), as compared to reported net earnings of $33.5 million (5.3% of revenues) in the nine months ended September 30, 2003. Diluted EPS in the nine months ended September 30, 2004 was

         $0.92, as compared to $0.83 per share in the nine months ended September 30, 2003.

         Excluding the phantom option plan non-cash expenses in 2004, net earnings in the nine months ended September 30, 2004 were $41.1 million (6.1% of revenues) and the EPS was $1.0, as compared to $36.2 million (5.7% of revenues) and an EPS of $0.90 in the nine-month period ended September 30, 2003.

         The number of shares used for computation of diluted EPS in the nine months ended September 30, 2004 was 40,924 thousand shares, as compared to 40,198 thousand shares in the nine months ended September 30, 2003. The increase in the number of shares used for computation of diluted EPS was due mainly to the exercise of options by employees during the period.


J.       Liquidity and Capital Resources

         The Company's cash flows are effected by the cumulative cash flows of its various projects in the reported periods. Project cash flows are affected by the timing of the receipt of advances and the collection of accounts receivable from customers, which relate to specific events during the project, while expenses are on-going. As a result, the Company's cash flows may vary from one period to another.

         The Company's policy is to invest its cash surplus primarily in interest bearing deposits in accordance with its projected needs.

         The resources available to the Company include mainly profits, collection of accounts receivable, advances from customers, as well as Government of Israel grants and participation and bank financing in Israel and elsewhere based on its capital, assets and activities. In addition, the Company has the ability to raise funds through the offering of shares and debentures to the public from time to time.

         The Company's net cash flows generated from operating activities in the nine-month period ended September 30, 2004 were $85.4 million, resulting mainly from net income for the period and collection of accounts receivable, which was partly offset by an increase in inventories.

         Net cash flows used for investment activities in the quarter ended September 30, 2004 were $33.4 million, which were used mainly for procurement of property, plant and equipment. The investments were made primarily in equipment for the Group's various manufacturing plants and in a building constructed at Elbit Systems' facility in Haifa, Israel.

         Net cash flows used for financing activities in the nine-month period ended September 30, 2004 were $68.5 million, which were used mainly for paying dividends.

         On September 30, 2004, the Company had total borrowings in the amount of $78.4 million, including $66.7 million in long-term loans, and $397 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On September 30, 2004, the Company had a cash balance amounting to $59.6 million.

         As of September 30, 2004, the Company had working capital of $175.7 million, and its current ratio was 1.46. The Company's ratio of equity to total assets was 41.9%.

K.       Derivatives and Hedges

         Market risks relating to the Company's operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to those changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and New Israeli Shekels ("NIS"). The Company may enter from time to time into forward contracts and other hedging instruments related to NIS, based on market conditions.

         On September 30, 2004, the Company's liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations. The Company's deposits and loans are based on variable interest rates, and their value as of September 30, 2004 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company's results of operations due to changes in the cost of its liabilities and the return on its assets that are based on variable rates.

         The Company's functional currency is the U.S. dollar. On September 30, 2004, the Company had exposure due to liabilities denominated in NIS of $62 million in excess of its NIS denominated assets. These liabilities represent mostly wages and trade payables. The amount of the Company's exposure to the changes in the NIS-U.S. dollar exchange rate varies from time to time. On September 30, 2004, the Company had options for hedging future cash flows denominated in NIS in the amount of
                 $21 million and denominated in GBP in the amount of $144 million. The fair market value of the options as of September 30, 2004 and 2003 amounted to $0.5 million and $0.4 million respectively.

         Most of the Company's assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of September 30, 2004 by forward contracts. On September 30, 2004, the Company had contracts for the sale and purchase of such foreign currencies totaling $32.3 million. The results of financial derivative activities in this quarter were not material.


L.       Dividends

         The Board of Directors declared on November 15, 2004 a dividend of $0.13 per share.

                                      * * *

                                   EXHIBIT 3



                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
                             CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2004
                                   (Unaudited)
                         (In thousands of U.S. dollars)

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                             CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

                            AS OF SEPTEMBER 30, 2004
                                   (Unaudited)
                         (In thousands of U.S. dollars)








                                 C O N T E N T S


                                                                    P a g e

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   Consolidated Balance Sheets                                       3 - 4

   Consolidated Statements of Income                                   5

   Statements of Changes in Shareholders' Equity                     6 - 8

   Consolidated Statements of Cash Flows                             9 - 10

   Notes to the Consolidated Financial Statements                   11 - 14


                                   # # # # # #

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
 (In thousands of U.S. dollars, except per share data)

                                                               September 30,     December 31,
                                                                   2004              2003
                                                                ----------        ----------
                                                                (Unaudited)       (Audited)
                                                                ----------        ----------
    CURRENT ASSETS
     Cash and cash equivalents                                  $   59,623        $   76,156
     Short-term bank deposits                                          654               690
     Trade receivables, net                                        183,188           203,281
     Other receivables and prepaid expenses                         47,833            48,363
     Inventories, net of advances                                  267,652           249,225
                                                                ----------        ----------
     Total current assets                                          558,950           577,715
                                                                ----------        ----------

    INVESTMENTS AND LONG-TERM RECEIVABLES
     Investments in affiliated companies and partnership            26,516            26,478
     Investments in other companies                                 11,745            11,745
     Long-term bank deposits and loan                                1,749             2,347
     Severance pay fund                                             78,023            76,218
                                                                ----------        ----------
                                                                   118,033           116,788
                                                                ----------        ----------

    PROPERTY, PLANT AND EQUIPMENT, NET                             233,686           229,221
                                                                ----------        ----------



    INTANGIBLE ASSETS, NET
     Goodwill                                                       32,844            32,576
     Other intangible assets, net                                   63,345            67,436
                                                                ----------        ----------
                                                                    96,189           100,012
                                                                ----------        ----------

                                                                $1,006,858        $1,023,736
                                                                ==========        ==========


The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
 (In thousands of U.S. dollars, except per share data)

                                                                          September 30,      December 31,
                                                                               2004               2003
                                                                           -----------         -----------
                                                                           (Unaudited)         (Audited)
                                                                           -----------         -----------
CURRENT LIABILITIES
  Short-term bank credit and loans                                         $     7,682         $     8,509
  Current maturities of long-term loans                                          4,045               6,532
  Trade payables                                                               113,944             106,252
  Other payables and accrued expenses                                          162,527             157,820
  Customers advances and amounts in excess of costs incurred on
    contracts in progress                                                       95,066              99,618
                                                                           -----------         -----------
  Total current liabilities                                                    383,264             378,731
                                                                           -----------         -----------

LONG-TERM LIABILITIES
  Long-term loans                                                               66,705              62,324
  Advances from customers                                                       12,480               7,592
  Deferred income taxes                                                         25,944              24,916
  Accrued severance pay                                                         93,075              93,979
                                                                           -----------         -----------
                                                                               198,204             188,811
                                                                           -----------         -----------

MINORITY INTERESTS                                                               3,699               4,115
                                                                           -----------         -----------

SHAREHOLDERS' EQUITY
  Share capital
  Ordinary  shares of New  Israeli  Shekels  (NIS) 1 par value;
  Authorized - 80,000,000 shares as of September 30, 2004 and
     December 31, 2003;
  Issued -40,661,492 and 39,746,125 shares as of September 30, 2004 and December 31, 2003, respectively;
  Outstanding - 40,252,671 and 39,337,304 shares as of
    September 30, 2004 and December 31, 2003, respectively                      11,477              11,273
  Additional paid-in capital                                                   272,376             259,033
  Accumulated other comprehensive loss                                          (3,717)             (3,992)
  Retained earnings                                                            145,876             190,086
  Treasury shares - 408,821 shares as of September 30, 2004 and
    December 31, 2003                                                           (4,321)             (4,321)
                                                                           -----------         -----------
                                                                               421,691             452,079
                                                                           -----------         -----------

                                                                           $ 1,006,858         $ 1,023,736
                                                                           ===========         ===========


The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
 (In thousands of U.S. dollars, except per share data)

                                                          Nine months ended          Three months ended      Year ended
                                                            September 30,               September 30,        December 31,
                                                      -----------------------     -----------------------     ---------
                                                         2004          2003          2004         2003          2003
                                                      ---------     ---------     ---------     ---------     ---------
                                                             (Unaudited)                (Unaudited)          (Audited)
    Revenues                                          $ 669,150     $ 635,223     $ 223,833     $ 214,275     $ 897,980

    Cost of revenues                                    492,198       464,062       162,319       157,129       672,712
                                                      ---------     ---------     ---------     ---------     ---------
      Gross profit                                      176,952       171,161        61,514        57,146       225,268

    Research and development costs, net                  43,639        43,006        16,518        14,518        54,919
    Marketing and selling expenses                       50,932        50,696        15,488        15,573        69,943
    General and administrative expenses                  35,307        33,924        12,103        11,035        46,077
                                                      ---------     ---------     ---------     ---------     ---------
                                                        129,878       127,626        44,109        41,126       170,939
                                                      ---------     ---------     ---------     ---------     ---------

      Operating income                                   47,074        43,535        17,405        16,020        54,329
    Financial expenses, net                              (2,878)       (3,467)       (1,577)         (161)       (4,870)
    Other income (expenses), net                            (61)         (488)           23          (708)           54
                                                      ---------     ---------     ---------     ---------     ---------
       Income before taxes on income                     44,135        39,580        15,851        15,151        49,513
    Taxes on income                                      11,432        10,502         4,031         3,900        11,334
                                                      ---------     ---------     ---------     ---------     ---------
                                                         32,703        29,078        11,820        11,251        38,179
    Equity in net earnings of affiliated companies
       and partnership                                    4,585         3,938         1,616           989         7,209

    Minority interests in losses (earnings) of
       subsidiaries                                         458           456           271          (234)          557
                                                      ---------     ---------     ---------     ---------     ---------
       Net income                                     $  37,746     $  33,472     $  13,707     $  12,006     $  45,945
                                                      =========     =========     =========     =========     =========

    Earnings per share
      basic net earnings per share                    $    0.95     $    0.86     $    0.34     $    0.31     $    1.18

    Weighted average number of shares
      used in computation (in thousands)                 39,822        38,994        40,060        39,168        39,061

    Diluted earnings per share                        $    0.92     $    0.83     $    0.33     $    0.30     $    1.14

    Weighted average number of shares
      used in computation (in thousands)                 40,924        40,198        41,161        40,406        40,230


The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
(In thousands of U.S. dollars, except per share data)

                                                                                               Accumulated
                                                     Number of                   Additional       other
                                                   outstanding       Share        paid-in      comprehensive     Retained
                                                     shares         capital       capital         loss           earnings
                                                   -----------    -----------    -----------    -----------     -----------
    Balance as of January 1, 2003
      (Audited)                                     38,803,507    $    11,154    $   248,387    $    (2,882)    $   159,023
    Exercise of options                                533,797            119          5,147              -               -
    Tax benefit in respect of options exercised              -              -            758              -               -
    Amortization of stock based compensation                 -              -          4,741              -               -
    Dividends paid                                           -              -              -              -         (14,882)
    Comprehensive income (loss):
    Unrealized losses on derivative instruments              -              -              -           (578)              -
    Foreign currency translation differences                 -              -              -            340               -
    Minimum pension liability                                -              -              -           (872)              -
    Net income                                               -              -              -              -          45,945
                                                   -----------    -----------    -----------    -----------     -----------
    Total comprehensive income

    Balance as of December 31, 2003
      (Audited)                                     39,337,304         11,273        259,033         (3,992)        190,086
    Exercise of options                                915,367            204          8,365              -               -
    Tax benefit in respect of options exercised              -              -            805              -               -
    Amortization of stock based compensation                 -              -          4,173              -               -
    Dividends paid                                           -              -              -              -         (81,956)
    Comprehensive income (loss):
    Unrealized gains on derivative instruments               -              -              -            292               -
    Foreign currency translation differences                 -              -              -            (17)              -
    Net income                                               -              -              -              -          37,746
                                                   -----------    -----------    -----------    -----------     -----------
    Total comprehensive income

    Balance as of September 30, 2004
     (Unaudited)                                    40,252,671    $    11,477    $   272,376    $    (3,717)    $   145,876
                                                   -----------    -----------    -----------    -----------     -----------



                                                                    Total        Total other
                                                  Treasury       shareholders'  comprehensive
                                                   shares           equity          income
                                                  -----------     -----------     -----------
    Balance as of January 1, 2003
      (Audited)                                   $    (4,321)    $   411,361
    Exercise of options                                     -           5,266
    Tax benefit in respect of options exercised             -             758
    Amortization of stock based compensation                -           4,741
    Dividends paid                                          -         (14,882)
    Comprehensive income (loss):
    Unrealized losses on derivative instruments             -            (578)    $      (578)
    Foreign currency translation differences                -             340             340
    Minimum pension liability                               -            (872)           (872)
    Net income                                              -          45,945          45,945
                                                  -----------     -----------     -----------
    Total comprehensive income                                                    $    44,835
                                                                                  ===========
    Balance as of December 31, 2003
      (Audited)                                        (4,321)        452,079
    Exercise of options                                     -           8,569
    Tax benefit in respect of options exercised             -             805
    Amortization of stock based compensation                -           4,173
    Dividends paid                                          -         (81,956)
    Comprehensive income (loss):
    Unrealized gains on derivative instruments              -             292     $       292
    Foreign currency translation differences                -             (17)            (17)
    Net income                                              -          37,746          37,746
                                                  -----------     -----------     -----------
    Total comprehensive income                                                    $    38,021
                                                                                  ===========
    Balance as of September 30, 2004
     (Unaudited)                                  $    (4,321)    $   421,691
                                                  -----------     -----------

The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
(In thousands of U.S. dollars, except per share data)

                                                                                                Accumulated
                                                    Number of                    Additional         other
                                                   outstanding       Share        paid-in       comprehensive     Retained
                                                     shares         Capital       capital           loss          earnings
                                                    ----------    -----------    -----------     -----------     -----------
    Balance as of January 1, 2003
      (Audited)                                     38,803,507    $    11,154    $   248,387     $    (2,882)    $   159,023
                                                    ----------    -----------    -----------     -----------     -----------
    Exercise of options                                397,219             88          3,808               -               -
    Tax benefit in respect of options exercised              -            477              -               -               -
    Amortization of deferred stock compensation              -          3,034              -               -               -
    Dividends paid                                           -              -        (10,962)              -         (10,962)
    Comprehensive income (loss):
     Unrealized gains on derivative instruments              -              -              -             857               -
    Net income                                               -              -              -               -          33,472
                                                    ----------    -----------    -----------     -----------     -----------
    Total comprehensive income


    Balance as of September 30, 2003
      (Unaudited)                                   39,200,726    $    11,242    $   255,706     $    (2,025)    $   181,533
                                                    ==========    ===========    ===========     ===========     ===========

    Balance as of July 1, 2004
      (Unaudited)                                   39,928,551    $    11,405    $   269,047     $    (3,584)    $   205,429
    Exercise of options                                324,120             72          2,781               -               -
    Tax benefit in respect of options exercised              -              -            114               -               -
    Amortization of deferred stock compensation              -              -            434               -               -
    Dividends paid                                           -              -              -               -         (73,260)
    Comprehensive income (loss):
     Unrealized gains on derivative instruments              -              -              -            (136)              -
    Foreign currency translation differences                 -              -              -               3               -
    Net income                                               -              -              -               -          13,707
                                                    ----------    -----------    -----------     -----------     -----------
    Total comprehensive income

    Balance as of September 30, 2004
      (Unaudited)                                   40,252,671    $    11,477    $   272,376     $    (3,717)    $   145,876
                                                    ==========    ===========    ===========     ===========     ===========

                                                                       Total         Total other
                                                      Treasury      shareholders'   comprehensive
                                                       shares          equity          income
                                                     -----------     -----------     -----------
    Balance as of January 1, 2003
      (Audited)                                      $    (4,321)    $   411,361
                                                     -----------     -----------
    Exercise of options                                        -           3,896
    Tax benefit in respect of options exercised              477
    Amortization of deferred stock compensation            3,034
    Dividends paid
    Comprehensive income (loss):
     Unrealized gains on derivative instruments                -             857     $       857
    Net income                                                 -          33,472          33,472
                                                     -----------     -----------     -----------
    Total comprehensive income                                                       $    34,329
                                                                                     ===========

    Balance as of September 30, 2003
      (Unaudited)                                    $    (4,321)    $   442,135
                                                     ===========     ===========


    Balance as of July 1, 2004
      (Unaudited)                                    $    (4,321)    $   477,976
    Exercise of options                                        -           2,853
    Tax benefit in respect of options exercised                -             114
    Amortization of deferred stock compensation                -             434
    Dividends paid                                             -         (73,260)
    Comprehensive income (loss):
     Unrealized gains on derivative instruments                -            (136)    $      (136)
    Foreign currency translation differences                   -               3               3
    Net income                                                 -          13,707          13,707
                                                     -----------     -----------     -----------
    Total comprehensive income                                                       $    13,574
                                                                                     ===========
    Balance as of September 30, 2004
      (Unaudited)                                    $    (4,321)    $   421,691
                                                     ===========     ===========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
(In thousands of U.S. dollars, except per share data)


                                                                                                 Accumulated
                                                      Number of                   Additional        other
                                                    outstanding      Share         paid-in      comprehensive     Retained
                                                      shares        Capital        capital           loss         earnings
                                                    ----------    -----------    -----------     -----------     -----------
    Balance as of July 1, 2003
      (Unaudited)                                   39,152,148    $    11,231    $   258,580     $      (738)    $   173,438
    Exercise of options                                 48,578             11            470             481
    Tax benefit in respect of options exercised              -              -             43               -               -
    Amortization of deferred stock compensation              -              -         (3,387)              -               -
    Dividends paid                                           -              -              -               -          (3,911
    Comprehensive income (loss):
    Unrealized losses on derivative instruments              -              -              -          (1,287)              -
    Net income                                               -              -              -               -          12,006
                                                    ----------    -----------    -----------     -----------     -----------
    Total comprehensive income

    Balance as of September 30, 2003
      (Unaudited)                                   39,200,726    $    11,242    $   255,706     $    (2,025)    $   181,533
                                                    ==========    ===========    ===========     ===========     ===========



                                                                     Total          Total other
                                                    Treasury     shareholders'     comprehensive
                                                     shares          equity            income
                                                    -----------     -----------     -----------
    Balance as of July 1, 2003
      (Unaudited)                                   $    (4,321)    $   438,190
    Exercise of options
    Tax benefit in respect of options exercised               -              43
    Amortization of deferred stock compensation               -          (3,387)
    Dividends paid                                            -          (3,911)
    Comprehensive income (loss):
    Unrealized losses on derivative instruments               -          (1,287)    $    (1,287)
    Net income                                                -          12,006          12,006
                                                    -----------     -----------     -----------
    Total comprehensive income                                                      $    10,719
                                                                                    ===========
    Balance as of September 30, 2003
      (Unaudited)                                   $    (4,321)    $   442,135
                                                    ===========     ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
(In thousands of U.S. dollars)

                                                                                  Nine months ended      Year ended
                                                                                    September 30,       December 31,
                                                                                ---------------------     --------
                                                                                  2004         2003         2003
                                                                                     (Unaudited)         (Audited)
                                                                                ---------------------     --------
    CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                                  $ 37,746     $ 33,472     $ 45,945
    Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                 31,494       27,966       37,890
    Amortization of deferred stock compensation                                    4,173        3,034        4,741
    Deferred income taxes, net                                                     1,505         (199)          35
    Accrued severance pay, net                                                    (2,709)      (2,538)      (1,240)
    Gain (loss) on sale of property, plant and equipment                              25         (870)        (915)
    Tax benefit in respect of options exercised                                      805          477          758
    Minority interests in losses of subsidiaries                                    (458)        (456)        (557)
    Equity in net losses (earnings) of affiliated companies and partnership,
      net of dividend received (*)                                                 3,065       (2,773)      (4,995)
     Changes in operating assets and liabilities:
     Decrease in short and long-term receivables and prepaid expenses             20,759       35,339       45,297
     Increase in inventories                                                     (24,222)     (52,909)     (38,651)
     Increase in trade payables, other payables and accrued expenses               9,882       27,740       32,147
     Increase (decrease) in advances received from customers                       7,125      (55,607)     (27,855)
     Settlement of royalties with the Office of the Chief Scientist               (3,714)        (447)      (1,581)
     Other adjustments                                                              (112)         472          337
                                                                                --------     --------     --------
     Net cash provided by operating activities                                    85,364       12,701       91,356
                                                                                --------     --------     --------

     CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of property, plant and equipment                                   (32,614)     (43,494)     (61,287)
     Acquisition of activity (Schedule A)                                         (2,315)      (2,458)      (2,458)
     Investments in affiliated companies and subsidiaries                           (559)           -       (1,049)
     Proceeds from sale of property, plant and equipment                           1,741        4,831        5,815
     Repayment of short-term loan                                                      -        2,050        2,400
     Investment in long-term bank deposits                                        (1,203)      (1,064)      (1,750)
     Proceeds from sale of long-term deposits                                      1,508        1,820        3,568
     Short-term bank deposits, net                                                    36          955          960
                                                                                --------     --------     --------
     Net cash used in investing activities                                       (33,406)     (37,360)     (53,801)
                                                                                --------     --------     --------
     CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from exercise of options                                              8,569        3,896        5,266
    Repayment of long-term bank loans                                            (15,687)     (23,212)     (27,066)
    Proceeds from long-term bank loans                                            21,410       10,000       10,000
    Dividends paid                                                               (81,956)     (10,962)     (14,882)
    Change in short-term bank credit and loans, net                                 (827)      14,604      (10,997)
                                                                                --------     --------     --------
    Net cash used in financing activities                                        (68,491)      (5,674)     (37,679)
                                                                                --------     --------     --------

    INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             (16,533)     (30,333)        (124)
    CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE
       PERIOD                                                                     76,156       76,280       76,280
                                                                                --------     --------     --------
    CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                          $ 59,623     $ 45,947     $ 76,156
                                                                                ========     ========     ========
    (*) Dividend received                                                       $  7,650     $  1,165     $  2,214
                                                                                ========     ========     ========

The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
(In thousands of U.S. dollars)

                                                          Nine months ended     Year ended
                                                             September 30,      December 31,
                                                        --------     --------     --------
                                                          2004         2003         2003
                                                        --------     --------     --------
                                                             (Unaudited)          (Audited)
      SUPPLEMENTARY CASH FLOWS
          ACTIVITIES:

      Cash paid during the period for:

      Income taxes                                      $  9,015     $ 11,144     $ 14,666
                                                        ========     ========     ========
      Interest                                          $  1,460     $  2,645     $  4,034
                                                        ========     ========     ========


    SCHEDULE A:
    Subsidiaries and businesses acquired

    Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

    Working capital deficiency (except cash and cash
       equivalents)                                     $   (707)    $    657     $    657
    Property, plant and equipment                            (10)        (249)        (249)
    Goodwill, know-how and other intangible assets                                  (1,309)
                                                          (1,598)      (1,334)      (1,334)
    Deferred income taxes                                      -       (1,765)      (1,765)
    Long-term liabilities                                      -          198          198
    Minority interest                                          -           35           35
                                                        --------     --------     --------

                                                        $ (2,315)    $ (2,458)    $ (2,458)
                                                        ========     ========     ========

The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
(In thousands of U.S. dollars)


Note 1  -     GENERAL

              The accompanying financial statements have been prepared in a condensed format as of September 30, 2004, and for the nine months and three months then ended in accordance with generally accepted accounting principles in the United States )U.S. GAAP( relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 6 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel (Israeli GAAP).

              These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2003.

              The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature.

              Operating results for the nine months ended September 30, 2004, are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.


Note 2 -      SIGNIFICANT ACCOUNTING  POLICIES

              A. The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements except as follows:

                     In January 2003, the Financial  Accounting  Standards Board
                     (FASB) issued Interpretation 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (FIN
                     46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities
                     (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of a VIE in its consolidated financial statements.

                     In general, a VIE is a corporation, partnership, limited liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
(In thousands of U.S. dollars)

Note 2 -      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and non-controlling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

                     FIN 46 was effective immediately for VIEs created after January 31, 2003. The provisions of FIN 46, as revised, were adopted as of September 30, 2004 for the Company's interests in all VIEs. The adoption of FIN 46 did not have a significant effect on the Company's financial statements.

              B. The accompanying financial statements have been prepared in U.S. dollars since the functional currency of the primary economic environment in which the operations of the Group (which includes Elbit Systems Ltd. and its subsidiaries) are conducted is the U.S. dollar.



Note 3 -      INVENTORIES, NET OF ADVANCES

                                                                 September 30,    December 31,
                                                                      2004            2003
                                                                    --------        --------
                                                                   (Unaudited)      (Audited)
              Cost of long-term contracts in progress               $274,544        $253,663
              Raw materials                                           76,384          78,504
              Advances to suppliers and subcontractors                22,773          20,137
                                                                    --------        --------
                                                                     373,701         352,304
               Less - Cost incurred on contracts in progress
                   deducted from customer advances                    14,062          14,581
                                                                    --------        --------
                                                                     359,639         337,723
               Less -Advances received from customers                 84,790          77,482
                        Provision for losses                           7,197          11,016
                                                                    --------        --------
                                                                    $267,652        $249,225
                                                                    ========        ========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
(In thousands of U.S. dollars, except per share data)

Note 4 -      STOCK-BASED COMPENSATION

              The Company has elected to follow Accounting Principles Board Opinion No. 25. ("APB 25") "Accounting for Stock Issued to Employees" and the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the exercise price.

              The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

              Pro forma information regarding the Company's net income and net earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

              If compensation cost had been determined under the alternative fair value accounting method provided under SFAS No. 123, the Company's stock-based employee compensation cost, net income and basic and diluted net earnings per share would have changed to the following pro forma amounts:

                                                               Nine months ended     Three months ended     Year ended
                                                                 September 30,         September 30,       December 31,
                                                             --------------------    ------------------      --------
                                                               2004        2003       2004       2003          2003
                                                             --------    --------    ------     -------      --------
                                                                  (Unaudited)           (Unaudited)         (Audited)
                                                             --------------------    ------------------      --------
             Net income as reported                          $ 37,746   $  33,472  $ 13,707    $ 12,006      $ 45,945
             Add - Stock based compensation expense net of
               related tax effects as reported (intrinsic
                method)                                         3,338       2,710       347      (2,427)        3,793
             Deduct - Stock based compensation expense
               under fair value based method of SFAS
               123 net of related tax effects                  (2,217)     (2,217)     (739)       (739)       (2,956)
                                                             --------    --------    ------     -------      --------
             Pro forma net income                            $ 38,867    $ 33,965    13,315     $ 8,840      $ 46,782
                                                             ========    ========   =======     =======      ========
             Net earnings per share:
             Basic net earnings per share as reported        $   0.95    $   0.86   $  0.34     $  0.31      $   1.18
              Diluted net earnings per share as reported     $   0.92    $   0.83   $  0.33     $  0.30      $   1.14
              Pro forma basic net earnings per share         $   0.98    $   0.87   $  0.33     $  0.23      $   1.20
              Pro forma diluted net earnings per share       $   0.95    $   0.84   $  0.32     $  0.22      $   1.16

--------------------------------------------------------------------------------
                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
--------------------------------------------------------------------------------
(In thousands of U.S. dollars)


Note 5 -      AMENDMENT TO THE INCOME TAX ORDINANCE

              On September 29, 2004, the Israeli Parliament approved the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the "Amendment") which reduces the corporate tax rate from 36% to 35% in 2004 and to a rate of 30% in 2007 progressively. The Amendment was signed and published in July 2004 and is therefore considered enacted in July 2004. Accordingly, the Company recorded the effect of the change in the tax rate in the third quarter of 2004. The adoption of the Amendment did not have a significant effect on the Company's financial statements.

Note 6 -      RECONCILIATION TO ISRAELI GAAP

              As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. See Note 26 to the 2003 annual financial statements for a description of the differences between U.S. GAAP and Israeli GAAP in respect to the Company. The effects of the differences between U.S. GAAP and Israeli GAAP on the Company's financial statements are detailed below.

              1.     Effect on net income

                                                                                  Nine months ended   Year ended
                                                                                    September 30,     December 31,
                                                                                --------------------   --------
                                                                                 2004         2003       2003
                                                                                -------     --------   --------
                                                                                     (Unaudited)       (Audited)

                     Net income as reported according to U.S. GAAP              $37,746     $ 33,472   $ 45,945
                     Adjustments to Israeli GAAP                                 (1,765)         847        595
                                                                                -------     --------   --------

                     Net income according to Israeli GAAP                       $35,981     $ 34,319   $ 46,540
                                                                                =======     ========   ========

              2.     Effect on shareholders' equity

                                                                                                        As per
                                                             As reported         Adjustments         Israeli GAAP
                                                              --------             -------             --------
              As of September 30, 2004 (Unaudited)
               Shareholders' equity                           $421,691             (12,929)            $408,762
                                                              ========             =======             ========

              As of December 31, 2003 (Audited)
               Shareholders' equity                           $452,079             (10,367)            $441,712
                                                              ========             =======             ========